BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-35941

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Securities Partners L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Payne — 212-390-2806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, David Payne affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Blackstone Securities Partners L.P. and subsidiaries (the "Partnership") as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submission or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Blackstone Securities Partners L.P. is making this filing without a notarization.

David B Payne

David Payne
Chief Financial Officer

Effective February 26, 2021

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: 1 212 429 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Securities Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Securities Partners L.P and subsidiaries (the "Partnership") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

New York, NY
February 26, 2021

We have served as the Partnership's auditor since 1989.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
(Dollars in Thousands)

ASSETS		
Cash and cash equivalents	$	168,846
Accounts receivable		26,158
Due from affiliates		1,263,545
Right-of-Use Assets		3,132
Other assets		17,651
TOTAL ASSETS	$	1,479,332
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to affiliates	$	428,821
Due to limited partners		32,080
Accounts payable and accrued expenses		94,898
Accrued compensation and benefits		64,074
Operating Lease Liabilities		3,216
Total liabilities		623,089
Redeemable Non-Controlling Interests in Consolidating Entity		22,000
PARTNERS' CAPITAL		
General Partner	$	8,317
Limited Partner		823,467
Non-controlling interests in consolidated entity		2,459
Total partners' capital		834,243
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,479,332

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Securities Partners L.P. ("BSP" or the "Partnership"), which changed its name from Blackstone Advisory Partners L.P. on July 13, 2020, a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BSP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group Inc. ("Blackstone") engaged in the financial services business, is the 99% limited partner of BSP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BSP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BSP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Partnership's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ materially from the estimates included in the consolidated financial statements.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The consolidated financial statements of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the private equity funds, real estate funds, funds of hedge funds, credit-oriented funds and management investment companies managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less. The short-term, highly liquid investments would be classified as Level I within the fair value hierarchy.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability. As of January 1, 2020, the opening balance for accounts receivable was $29.8M.

Current Expected Credit Losses

ASU 2016-13 introduced a credit impairment model that requires an entity to recognize an allowance for estimated credit losses based on the lifetime expected loss. The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition to evaluate the amount expected to be collected. The Partnership generally does not require collateral and establishes credit loss reserve based upon factors such as forecasts, current conditions, historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Revenues primarily consist of management and advisory fees, incentive fees and other income.

Management and advisory fees and incentive fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Management and Advisory Fees, Net – Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Incentive Fees–Accrued but unpaid Incentive Fees charged directly to investors in Blackstone Funds as of the reporting date and are recorded within Due from affiliates in the Consolidated Statement of Financial Condition.

Deferred Revenue – Deferred revenue represents the receipt of management and advisory fees prior to such amounts being earned, and is recognized using the straight-line method over the period that it is earned.

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Generally, any amounts still remaining when the fund terminates will be payable to the limited partners.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2020, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Redeemable Non-Controlling Interests in Consolidated Entity

Redeemable Non-controlling interests in consolidated entity represent the redeemable interest held by non-consolidated entities in Harvest Fund Holdco L.P. As of December 31, 2020 the interest totaled $22.0 million.

Income Taxes

The Partnership has adopted applicable provisions of ASC 740, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Leases

The Partnership determines if an arrangement is a lease at inception of the arrangement. The Partnership primarily enters into operating leases, as the lessee, for office space. Operating leases are included in Right-of-Use ("ROU") Assets and Operating Lease Liabilities on our Consolidated Statement of Financial Condition. ROU Assets and Operating Lease Liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Partnership determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. Leases may include options to extend or terminate

the lease which are included in the ROU Assets and Operating Lease Liability when they are reasonably certain of exercise.

Certain leases include lease and nonlease components, which are accounted for as one single lease component. Occupancy lease agreements, in addition to contractual rent payments, generally include additional payments for certain costs incurred by the landlord, such as building expenses and utilities. To the extent these are fixed or determinable, they are included as part of the minimum lease payments used to measure the Operating Lease Liability. Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term. When additional payments are based on usage or vary based on other factors, they are expensed when incurred as variable lease expense.

Minimum lease payments for leases with an initial term of twelve months or less are not recorded on the Consolidated Statement of Financial Condition. The Partnership recognizes lease expense for these leases on a straight-line basis over the lease term.

Recent Accounting Developments

In June 2016, the FASB issued amended guidance on how to measure credit losses for most financial assets. The guidance was effective for the Partnership on January 1, 2020 and was adopted on a modified retrospective basis. The guidance requires entities to recognize their estimate of lifetime expected credit losses based on reasonable and supportable forecasts, current conditions, and historical experience. Adoption did not have a material impact on the Partnership's consolidated financial statements.

COVID-19 and Global Economic and Market Conditions

The ongoing novel coronavirus ("COVID-19") pandemic and restrictions on certain non-essential businesses have caused disruption in the U.S. and global economies. Although an economic recovery is partially underway, it continues to be gradual, uneven, and characterized by meaningful dispersion across sectors and regions. The estimates and assumptions underlying these consolidated financial statements are based on the information available as of December 31, 2020, including judgments about the financial market and economic conditions which may change over time.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from Affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to Affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2020, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from Portfolio Companies and Blackstone Funds	$	841,764
Due from FinCo		320,797
Due from Non-Consolidated Entities		100,531
Due from BASP		453
	$	1,263,545
Due to Affiliates		
Due to BASP	$	219,398
Due to Non-Consolidated Entities		105,936
Due to Portfolio Companies and Blackstone Funds		30,028
Due to FinCo		73,459
	$	428,821

Subadvisory Fees with Affiliates

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone

Holdings I L.P. Blackstone Holdings I L.P. and Blackstone Alternative Asset Management L.P. ("BAAM") file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2020, the federal income tax returns filed for 2017 through 2019 are open under the statute of limitations and therefore subject to examination. State and local income tax returns filed for 2016 through 2019 are generally open under statute and subject to examination. Consents to extend the period of limitation for assessment of the City of New York Unincorporated Business Tax have been signed for Blackstone Holdings I L.P. and BAAM, so the years 2009 through 2019 are open and subject to examination.

The City of New York ("NYC") is examining tax returns filed by BAAM for the years 2009 through 2014. Issues are under discussion for which BAAM has recorded an unrecognized tax benefit of $0.5 million and accrued interest expense of $0.5 million at December 31, 2020.

Any unrecognized tax benefits are recorded in Accounts Payable and Accrued Expenses in the Consolidated Statement of Financial Condition.

5. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. There is no specific concentration as of December 31, 2020.

6. PARTNERS' CAPITAL

During the year ended December 31, 2020, the Partnership distributed partners' capital to Blackstone in the amount of $603.8 million.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Partnership's ratio of aggregate indebtedness to net capital was 0.012 to 1 and its net capital of $151.5 million was $151.4 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. BASP serves as the Plan's Sponsor and Fidelity investments serves as the Plan's Administrator.

9. COMMITMENTS AND CONTINGENCIES

Litigation

The Partnership accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

In December 2017, a purported derivative suit (Mayberry v. KKR & Co., L.P., et al.) was filed in the Commonwealth of Kentucky Franklin County Circuit Court on behalf of the Kentucky Retirement System ("KRS") by eight of its members and beneficiaries alleging various breaches of fiduciary duty and other violations of Kentucky state law in connection with KRS's investment in three hedge funds of funds, including a fund managed by BAAM. The suit named more than 30 defendants, including The Blackstone Group L.P.; Stephen A. Schwarzman, as Chairman and CEO of Blackstone; and J. Tomilson Hill, as then-President and CEO of the Hedge Fund Solutions Group, Vice Chairman of Blackstone and CEO of Blackstone Alternative Asset Management (together with BAAM, the "Blackstone Defendants"). Aside from the Blackstone Defendants, the action also names current and former KRS trustees and former KRS officers and various other service providers to KRS and their related persons.

The plaintiffs filed an amended complaint in January 2018. In November 2018, the Circuit Court granted one defendant's motion to dismiss and denied all other defendants' motions to dismiss, including those of the Blackstone Defendants. In January 2019, certain of the KRS trustee and officer defendants noticed appeals from the denial of the motions to dismiss to the Kentucky Court of Appeals, and also filed a motion to stay the Mayberry proceedings in Circuit Court pending the outcome of those appeals. In addition, several defendants, including Blackstone and BAAM, filed petitions in the Kentucky Court of Appeals for a writ of prohibition against the ongoing Mayberry proceedings on the ground that the plaintiffs lack standing. In April 2019, the KRS trustee and officer defendants' appeals were transferred to the Kentucky Supreme Court.

On April 23, 2019, the Kentucky Court of Appeals granted the Blackstone Defendants' petition for a writ of prohibition and vacated the Circuit Court's November 30, 2018 Opinion and Order denying the motion to dismiss for lack of standing. On April 24, 2019, the Mayberry Plaintiffs filed a notice of appeal of that order to the Kentucky Supreme Court.

On July 9, 2020, the Kentucky Supreme Court unanimously held that the plaintiffs lack constitutional standing to bring their claims and remanded the case to the Circuit Court with direction to dismiss the complaint. On July 20, 2020, the Kentucky Attorney General filed a motion to intervene and a proposed intervening complaint in the Mayberry action on behalf of the Commonwealth of Kentucky. The Blackstone Defendants filed an objection to that motion on July 30, 2020. On July 21, 2020, the Kentucky Attorney General also filed a separate action in Franklin County Circuit Court that is nearly identical to its proposed intervening complaint. In addition, on July 29, 2020, counsel for certain of the Mayberry Plaintiffs filed a motion for leave to amend their complaint, purporting to remedy the standing defects identified by the Kentucky Supreme Court. On December 28, 2020, the Circuit Court dismissed the Mayberry Plaintiffs' complaint for lack of standing, denied the Mayberry Plaintiffs' motion for leave

to amend, and granted the Attorney General's motion to intervene over the defendants' objections. On January 11, 2021, the Circuit Court ordered the Attorney General to file an amended complaint in the purported derivative suit by February 1, 2021. On January 29, 2021, the Attorney General moved for an extension of time to file its amended complaint. On February 18, 2021, the Circuit Court granted the Attorney General’s request and ordered the Attorney General to file such amended complaint by April 12, 2021.

On December 31, 2020, three potentially new derivative plaintiffs brought a motion in the Circuit Court for leave to file a third amended complaint. The new derivative plaintiffs allege they have standing and seek to press the Mayberry Plaintiffs' case. On January 11, 2021, the Circuit Court concluded that the motion to amend was not ripe and ordered the three potentially new derivative plaintiffs to file a motion to intervene by no later than February 11, 2021. On February 1, 2021, the three potentially new derivative plaintiffs filed a motion to intervene in the purported derivative suit. On February 18, 2021, the Circuit Court ordered the Blackstone Defendants, along with any other party that opposes the potentially new derivative plaintiffs’ motion to intervene, to respond to the motion to intervene by March 2, 2021.

On January 6, 2021, the three potentially new derivative plaintiffs also filed a separate action that is substantially the same as the amended complaint they sought to file in the original derivative action. On February 12, 2021, the Circuit Court stayed the defendants’ response deadline pending resolution of the three potentially new derivative plaintiffs’ motion to intervene in the purported derivative action.

The Partnership continues to believe that these suits are totally without merit and intends to defend them vigorously.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership’s maximum exposure under these arrangements is not known. However, the Partnership has not previously incurred material losses pursuant to these contracts and expects the risk of any material loss to be remote.

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the consolidated financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the consolidated financial statements.

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